

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Georgia Gulf Corporation
Gregory C. Thompson, Chief Financial Officer
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

**Re: Georgia Gulf Corporation
Form 10-K for the year ended December 31, 2009
File No. 1-9753**

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief